Exhibit 4(P)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

(TIAA)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your TIAA Group Annuity Contract

Effective Date: [Attached at issue / Specific Date]

This endorsement is part of your contract with TIAA. Please read this endorsement and attach it to your contract.

The definition of valuation day is replaced with the following:

A valuation day is any day that the New York Stock Exchange is open for trading. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Separate Account(s) are principally traded. A valuation period is the time from the end of a valuation day to the end of the next valuation day.

The contract is modified as follows:

Notwithstanding any other provision in your contract, no transaction available to you may be made effective on a day that is not a business day, except as follows: when a business day is the last day of a calendar month, annuity death benefit payment methods may begin on the next day even when it is a non-business day.

/s/ Roger W. Ferguson, Jr.
Roger W. Ferguson, Jr.
President and
Chief Executive Officer

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